UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On November 10, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; TecDAX; NASDAQ: EVTC) (“Evotec”) issued a press release announcing that it plans to voluntarily delist its American Depositary Shares from the NASDAQ stock market and concentrate its share trading on the recently re-entered TecDAX platform. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

On November 12, 2009, Evotec issued a press release announcing its financial results for the third quarter ended September 30, 2009 and released its 2009 Third Quarter Report. The press release and Third Quarter Report are furnished herewith as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/S/ KLAUS MALECK
Klaus Maleck
Chief Financial Officer

Date: November 12, 2009

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 10, 2009 - Evotec to Voluntarily Delist from NASDAQ

99.2	Press Release dated November 12, 2009 - Evotec Third Quarter Financial Results: Growth of Business and Restructuring Impact Lead the Path to Sustainability

99.3	Evotec AG, Third Quarter Report 2009

4

Exhibit 99.1

News Release

For further information

please contact:

Dr. Werner Lanthaler

Chief Executive Officer

+49.(0)40.560 81.242

+49.(0)40.560 81.333 Fax

werner.lanthaler@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec to Voluntarily Delist from NASDAQ

Hamburg, Germany – 10 November 2009: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX) a leading provider in the discovery and development of novel small molecule drugs today announced that it plans to voluntarily delist its American Depositary Shares from the NASDAQ stock market and concentrate its share trading on the recently re-entered TecDAX platform.

Dr Werner Lanthaler, Chief Executive Officer of Evotec stated: “Evotec follows the trading behaviour of its shareholders thereby reducing unnecessary complexity in the capital market presence and related costs. Despite this delisting we intend to continually improve the information and service quality for our global shareholder base.”

Evotec has given formal notice to the NASDAQ of its intention to voluntarily delist its American Depositary Shares. Evotec intends to file a Form 25 with the NASDAQ on 20 November 2009 to initiate the delisting which will become effective on 30 November 2009. As soon thereafter as the Company is eligible, the Company intends to file a Form 15 with the Securities and Exchange Commission to terminate the registration of the American Depositary Shares and the underlying ordinary shares.

During the second quarter of 2008 Evotec acquired Renovis and, in the context of this transaction, listed on NASDAQ. The Evotec ADSs are listed on the NASDAQ Global Market under the trading symbol “EVTC”. Based on the “Evotec 2012 – Action Plan to Focus and Grow” Evotec implemented strict restructuring measures during the course of the second quarter 2009. As a consequence of these measures, Evotec closed its US operations in South San Francisco, California, during the third quarter 2009.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies. Evotec has long-term discovery alliances with partners including Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. Evotec has product candidates in clinical development and a series of preclinical compounds and development partnerships, including for example a strategic alliance with Roche for the EVT 100 compound family, subtype selective NMDA receptor antagonists for use in treatment-resistant depression. For additional information please go to www.evotec.com.

News Release

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management's plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures and may not recognize the results of such measures within the expected timeframe; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally. The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

News Release

For further information

please contact:

Dr. Werner Lanthaler

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

werner.lanthaler@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec Third Quarter Financial Results: Growth of Business and Restructuring Impact Lead the Path to Sustainability

Hamburg, Germany – November 12, 2009: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX; NASDAQ: EVTC) today reported results and corporate updates for the third quarter and nine months ended September 30, 2009.

Recent Highlights:

•     Strong operational performance; important milestones achieved - 9 months revenues +16%; 9 months operating result +6%

•     Closing of significant alliance with Boehringer Ingelheim (after period-end) and further new alliances and extensions

•     Execution of restructuring program “Evotec 2012 - Action Plan to Focus and Grow” shows clear results - US facility closed as planned; acquisition of Indian RSIPL completed

•     Phase I study with EVT 103 started; start of Phase II with EVT 101 in early 2010

•     TecDAX re-entry in October

•     Year-end guidance of > EUR 40m revenues and > EUR 65m liquidity comfortably confirmed; Strong liquidity of EUR 64m, cash flow positive Q4 expected

1. Operational performance and Discovery Alliance Business update

Strong operational performance (9 months revenues +16%; 9 months operating result +6%)

Evotec’s revenues for the first nine months of 2009 amounted to EUR 29.1 million, an increase of 16% compared to the same period of the previous year (2008: EUR 25.2 million). Gross margin was strong at 38.3% (2008: 38.0%). Despite a Q1 impairment charge of EUR 6.6 million and EUR 4.7 million of restructuring expenses, Evotec’s operating loss decreased by 6% to EUR 32.9 million (2008: EUR 35.2 million), before these exceptional items by 38% to EUR 21.6 million (2008: EUR 35.1 million).

In the third quarter of 2009 revenues were EUR 10.4 million (2008: EUR 10.7 million). The operating loss for the third quarter decreased by 54% to EUR 3.8 million (2008: EUR 8.3 million). This significant decrease in operating loss is a result of the Company’s strong top-line performance and its significant reductions in operating expenses following the implementation of “Evotec 2012 - Action Plan to Focus and Grow”.

News Release

Closing of significant alliance with Boehringer Ingelheim

Based on the successful collaboration to date, Boehringer Ingelheim signed a new, minimum four-year extension of its discovery collaboration with Evotec on November 9, 2009 (after period-end). Jointly, both companies aim to identify novel therapeutics in innovative disease-focused programs with an initial focus on oncology targets. Evotec will receive increased research payments compared to the original contract as well as payments for the achievement of pre-clinical milestones. In addition, the contract provides substantial long-term upside for Evotec through potential clinical milestone achievements and royalties.

Further new alliances and extensions with strategic partners

In October 2009 (after period-end), Evotec extended also another important collaboration with one of its strategic partners Ono Pharmaceutical, initiating a new discovery program on an ion channel target. A new research agreement was signed in September with Biogen Idec. These important contracts clearly demonstrate the value Evotec brings to its alliance partners in the area of drug discovery.

Excellent execution on customer programs – important milestones achieved

The Company continues to make excellent progress in its discovery alliances. In July, Evotec announced the achievement of a research milestone in its drug discovery alliance with Boehringer Ingelheim. A second milestone was achieved in October (after period-end). The achievement of both milestones will lead to total payments of EUR 4.0 million to Evotec. Evotec also achieved a milestone with Cardioxyl Pharmaceuticals.

2. Acquisitions

Acquisition of Indian RSIPL completed, creating a global leader in drug discovery and development services

On August 6, 2009, Evotec announced the acquisition of a controlling majority shareholding of the Indian company Research Support International Private Limited (RSIPL) for EUR 2.4 million. The acquisition was successfully completed as of August 31, 2009 and the company is in the process of being fully integrated as Evotec (India) Ltd.

3. Update on Evotec 2012 Action Plan and cost reductions

Execution of restructuring program shows clear initial results

Based on the “Evotec 2012 – Action Plan to Focus and Grow”, Evotec implemented strict restructuring measures from March 2009 (see press releases of March 27 and May 5, 2009). These measures are clearly reflected in the results of the third quarter. R&D expenses were down 66% and SG&A expenses were down 13% compared to the same period of the prior year, leading to a 54% improvement of the operating result.

News Release

US facility of Renovis, Inc. closed as planned; delisting of Evotec ADSs from NASDAQ initiated; TecDAX re-entry in October

In order to leverage more efficiently its research and development infrastructure, Evotec decided in May 2009 to concentrate its operations in Europe. Consequently, the Company has now completed the closure of the former facility of Renovis, Inc. in South San Francisco.

In November, Evotec decided to delist from the NASDAQ Global Market and to prepare for a de-registration with the Securities and Exchange Commission (SEC) in the future. In parallel, Evotec reentered into the German technology index TecDAX. These steps are intended to further streamline Evotec’s activities, to reduce unnecessary complexity in its capital market presence and to focus the liquidity of Evotec stock on one trading platform.

4. Status of clinical programs and partnering of assets

Roche collaboration: Phase I study with EVT 103 started; start of Phase II with EVT 101 in early 2010

In September, Evotec started, as planned, the first Phase I study for EVT 103. Data from this study are expected to be reported in early 2010. EVT 103 is the next generation molecule following EVT 101. Both members of the EVT 100 compound family are planned to be developed for treatment-resistant depression (TRD) in collaboration with Roche.

Preparations of the Phase II TRD study for EVT 101 are ongoing, however, Evotec now expects the study to start in early 2010 rather than 2009, based on the latest feedback of the FDA on toxicology and safety monitoring and due to a more complex and bigger study design.

5. Guidance

Strong liquidity of EUR 64m, cash flow positive Q4 expected, year-end guidance of > EUR 40m revenues and > 65m liquidity comfortably confirmed

The Company confirms all financial targets for the fiscal year 2009 published on March 27 and updated on August 7, 2009. In the context of its second quarter report, Evotec increased its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million). R&D and SG&A expenses are expected to significantly decrease year-on-year. On this basis, Evotec’s Group operating result before impairment for 2009 is expected to improve significantly over 2008.

Liquidity including cash and cash equivalents, short-term investments and auction rate securities at the end of September 2009 is at EUR 64.0 million. With strong revenue contributions, including a EUR 2.5 million milestone payment from Boehringer Ingelheim, Evotec expects to report a cash flow positive fourth quarter 2009. On this basis, Evotec remains confident to deliver on its liquidity guidance of above EUR 65 million at constant year-end 2008 currencies by the end of 2009, a strong basis to comfortably develop the Company to sustainability.

News Release

Conference Call The Company is going to hold a conference call to discuss the results and to give an update on its business strategy:

Conference call details:

Date:	Thursday, November 12, 2009
Time:	09.30 a.m. CST
08.30 a.m. GMT
03.30 a.m. US time (East Coast)

From Europe:	+49.(0)69.2222 9550 (Germany)
+44.(0)20.7784 1036 (UK)
From the US:	+1.718.354 1152
Access Code:	9023741

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec121109.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.2222 2236 (Germany) or +44.(0)20.7111 1244 (UK) and in the US by +1.347.366 9565. The access code is 9023741#. The on-demand version of the webcast will be available on our website: www.evotec.com - Investors – Finance - Financial Reports 2008 - 2009.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies. Evotec has long-term discovery alliances with partners including Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. Evotec has product candidates in clinical development and a series of preclinical compounds and development partnerships, including for example a strategic alliance with Roche for the EVT 100 compound family, subtype selective NMDA receptor antagonists for use in treatment-resistant depression. For additional information please go to www.evotec.com.

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our ability to achieve a cash flow positive fourth quarter in 2009 and to deliver on our liquidity guidance, our expectation

News Release

that our funds will be sufficient to finance our planned activities through to sustainability, our expectation that our reentry into the German technology index TecDAX will increase liquidity for our shareholders and that our voluntary delisting from NASDAQ and de-registration with the SEC will streamline our activities and focus the liquidity of Evotec’s stock on one trading platform, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures and may not recognize the results of such measures within the expected timeframe; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; the risk that we will not achieve the anticipated benefits of our voluntary delisting from NASDAQ and de-registration with the SEC; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.3

Evotec AG, Third Quarter Report 2009

For further information

please contact:

Dr Werner Lanthaler

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

werner.lanthaler@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

I. Management Report of the First Nine Months of 2009

Growth of business and restructuring impact lead the path to sustainability

Recent highlights:

•     Strong operational performance; important milestones achieved - Revenues +16%; operating result +6%

•     Closing of significant alliance with Boehringer Ingelheim (after period-end) and further new alliances and extensions

•     Execution of restructuring program “Evotec 2012 - Action Plan to Focus and Grow” shows clear results - US facility closed as planned; acquisition of Indian RSIPL completed

•     Phase I study with EVT 103 started; start of Phase II with EVT 101 early 2010

•     TecDAX re-entry in October

•     Year-end guidance of > EUR 40m revenues and > EUR 65m liquidity comfortably confirmed; Strong liquidity of EUR 64m, cash flow positive Q4 expected

1. Operational performance and Discovery Alliance Business update

Strong operational performance (revenues +16%; operating result +6%)

Evotec reported today positive results for the first nine months of 2009. Revenues grew 16% to EUR 29.1 million, gross margin remained strong at 38.3%, and, despite a Q1 impairment charge of EUR 6.6 million and EUR 4.7 million of restructuring expenses, the operating loss decreased by 6% and before these exceptional items by 38%.

Closing of significant alliance with Boehringer Ingelheim

Based on the successful collaboration to date, Boehringer Ingelheim signed a new, minimum four-year extension of its discovery collaboration with Evotec on November 9, 2009 (after period-end). Jointly, both companies aim to identify novel therapeutics in innovative disease-focused programs with an initial focus on oncology targets. Evotec will receive increased research payments compared to the original contract as well as payments for the achievement of pre-clinical milestones. In addition, the contract provides substantial long-term upside for Evotec through potential clinical milestone achievements and royalties.

Further new alliances and extensions with strategic partners

In October 2009 (after period-end), Evotec extended also another important collaboration with one of its strategic partners Ono Pharmaceutical, initiating a new discovery program on an ion channel target. Ono will access Evotec’s integrated ion channel drug discovery platform and expertise and Evotec will receive research funding and potential milestone payments.

A new research agreement was signed in September with Biogen Idec, a leading US biopharmaceutical company. Applying its wide range of screening technologies, diverse library of high quality compounds and its expertise in protein production and assay development, Evotec will identify high-class hit molecules for Biogen Idec to be used as starting points for novel small molecule therapeutics.

These important expansions clearly demonstrate the value Evotec brings to its alliance partners in the area of drug discovery.

In July 2009, Evotec also announced collaborations or extensions with Cubist Pharmaceuticals, Alios Biopharma and Ferrer Grupo.

Excellent execution on customer programs – important milestones achieved

The Company continues to make excellent progress in its discovery alliances. In July, Evotec announced the achievement of a research milestone in its drug discovery alliance with Boehringer Ingelheim, for the identification and selection of a preclinical compound. In addition, a second milestone was achieved in October (after period-end) for the selection of a candidate compound into pre-development general pharmacology. The

Evotec AG, Third Quarter Report 2009	page 2

achievement of both milestones will lead to total payments of EUR 4.0 million to Evotec. Evotec also achieved a milestone with Cardioxyl Pharmaceuticals who successfully moved their lead compound CXL-1020, for acute heart failure, into clinical testing. The lead compound was identified during a three-year medicinal chemistry collaboration with Evotec.

2. Acquisitions

Acquisition of Indian RSIPL completed, creating a global leader in drug discovery and development services

On August 6, 2009, Evotec announced the acquisition of a controlling majority shareholding of the Indian company Research Support International Private Limited (RSIPL) for EUR 2.4 million in cash. With this acquisition, Evotec made a significant move to deliver on its strategy, as described in the “Evotec 2012 - Action Plan to Focus and Grow”, to create the global partner of choice for the pharmaceutical and biotechnology industries. This transaction adds a complementary drug discovery operation and capability in a cost-effective location to Evotec’s already world-leading discovery platform. The acquisition was successfully completed as of August 31, 2009 and the company is in the process of being fully integrated as Evotec (India) Ltd.

3. Update on Evotec 2012 Action Plan and cost reductions

Execution of restructuring program shows clear initial results

Based on the “Evotec 2012 – Action Plan to Focus and Grow”, Evotec implemented strict restructuring measures from March 2009 (see press releases of March 27 and May 5, 2009). These measures are clearly reflected in the results of the third quarter. R&D expenses were down 66% and SG&A expenses were down 13% compared to the same period of the prior year, leading to a 54% improvement of the operating result.

US facility of Renovis, Inc. closed as planned; delisting of Evotec ADSs from NASDAQ initiated; TecDAX re-entry in October

In order to leverage more efficiently its research and development infrastructure, Evotec decided in May 2009 to concentrate its operations in Europe. Consequently, the Company has now completed the closure of the former facility of Renovis, Inc. in South San Francisco.

To further streamline its activities and focus the liquidity of Evotec stock on one trading platform, Evotec has decided to de-list from the NASDAQ Global Market and to prepare for a de-registration with the Securities and Exchange Commission (SEC) in the future. Evotec thereby follows the trading behaviour of its shareholders and reduces unnecessary complexity in its capital market presence and related costs. Evotec’s recent re-entry into the German technology index TecDAX provides more visibility for the

Evotec AG, Third Quarter Report 2009	page 3

Evotec stock and, hence, is expected to further increase liquidity for our shareholders.

Goodman will step down from the Supervisory Board as of Feb. 1, 2010

In line with this development and Evotec’s decreased focus on proprietary drug development, Dr Corey Goodman, former CEO of Renovis, has decided to step down from Evotec’s Supervisory Board by February 1, 2010.

4. Status of clinical programs and partnering of assets

Roche collaboration: Phase I study with EVT 103 started; start of Phase II with EVT 101 early 2010

In September, Evotec started, as planned, the first Phase I study for EVT 103 to test the compound’s safety, tolerability, and pharmacokinetic profile after oral single and multiple dose administration. Data from this study are expected to be reported in early 2010. EVT 103 is the next generation molecule following EVT 101. Both members of the EVT 100 compound family are planned to be developed for treatment-resistant depression (TRD) in collaboration with Roche.

Preparations of the Phase II TRD study for EVT 101 are ongoing, however, Evotec now expects the study to start in early 2010 rather 2009, based on the latest feedback of the FDA on toxicology and safety monitoring and due to a more complex and bigger study design.

Following the successful completion of the first Phase I study with EVT 401, a potential novel oral treatment for inflammatory conditions, preparations are ongoing to optimize the oral dose formulation and to manufacture material for future clinical trials.

5. Guidance

Strong liquidity of EUR 64m, cash flow positive Q4 expected, year-end guidance of > EUR 40m revenues and > 65m liquidity comfortably confirmed

The Company confirms all financial targets for the fiscal year 2009 published on March 27 and updated on August 7, 2009. In the context of its second quarter report, Evotec increased its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million). R&D and SG&A expenses are expected to significantly decrease year-on-year. On this basis, Evotec’s Group operating result before impairment for 2009 is expected to improve significantly over 2008.

Liquidity including cash and cash equivalents, short-term investments and auction rate securities at the end of September 2009 is at EUR 64.0 million. With strong revenue contributions, including a EUR 2.5 million milestone

Evotec AG, Third Quarter Report 2009	page 4

payment from Boehringer Ingelheim, Evotec expects to report a cash flow positive fourth quarter 2009. On this basis, Evotec remains confident to deliver on its liquidity guidance of above EUR 65 million at constant year-end 2008 currencies by the end of 2009, a strong basis to comfortably develop the Company to sustainability.

Evotec AG, Third Quarter Report 2009	page 5

Revenues

A. Report on the financial situation and results

1. Results

Evotec’s revenues for the first nine months of 2009 amounted to EUR 29.1 million, an increase of 16% compared to the same period of the previous year (2008: EUR 25.2 million). This performance is the result of continued strong underlying revenues from Evotec’s Discovery Alliances Business, a portion of the upfront payment for the EVT 100 compound family from Roche (EUR 2.0 million) as well as license and royalty income totaling EUR 1.8 million from Roche and DeveloGen in the second quarter. Q3 revenues of EUR 10.4 million were approximately on last year’s level (2008: EUR 10.7 million). Both periods included a milestone payment from Boehringer Ingelheim (2009: EUR 1.5 million, 2008: EUR 2.5 million).

Geographically, 47% of Evotec’s revenues were generated from Europe, 40% from the US, and 13% from Japan and the Rest of the World. This compares to 41%, 46% and 13%, respectively, in the same period of the previous year. The higher contribution of European revenues to Group revenues primarily resulted from the upfront payment, license and royalty income from Roche and DeveloGen.

Operating cost structure

Costs of revenue for the first nine months of 2009 amounted to EUR 18.0 million (2008: EUR 15.6 million) yielding a gross margin of 38.3% (2008: 38.0%). The strong margin is attributable, in part to a high amount of success-based payments as well as favorable foreign exchange effects over the prior year, in particular the weakening of the UK Sterling compared to the Euro and US Dollar.

Gross margins in the future may continue to be somewhat volatile, and significantly depend on the receipt of potential milestone or out-licensing payments, as described in more detail in Evotec’s 2008 Annual Report.

R&D expenditure for the first nine months of 2009 decreased by 38% to EUR 19.5 million (2008: EUR 31.4 million). R&D expenses were lower primarily for three reasons:

1.      The focus on core programs and the reduction of early discovery expenses following the implementation of the “Evotec 2012 – Action Plan to Focus and Grow”,

2.      The funding of the clinical trials for EVT 101 and EVT 103 by Roche; the cost of which are since funding shown under other operating expenses,

3.      The prior year’s first quarter inclusion of a milestone payment by Evotec to Roche for the start of Phase II studies with EVT 302 (EUR 3 million).

The strong effect from Evotec’s restructuring measures is more clearly reflected in the results of the third quarter: Q3 R&D expenses decreased by 66% to EUR 3.2 million (2008: EUR 9.5 million).

Evotec AG, Third Quarter Report 2009	page 6

SG&A expenses for the third quarter of 2009 decreased markedly by 13% (2009: EUR 4.1 million, 2008: EUR 4.8 million), as a result of Evotec’s cost containment measures implemented from the end of March 2009. SG&A expenses for the first nine months of 2009 were approximately at last year’s level (+2%; 2009: EUR 13.1 million, 2008: EUR 12.8 million). The positive third quarter effect was partially off-set in the year-to-date results by the reduction of SG&A expenses in the prior year due to the reversals of certain provisions. The full impact of Evotec’s restructuring on SG&A expenses will be reflected in the Company’s financial results for the years 2010 and beyond.

Restructuring expenses from the cost reduction measures mentioned above have now almost entirely been incurred. The first nine months of 2009 included expenses in the amount of EUR 4.7 million.

Evotec recorded an impairment charge in the first quarter of 2009 in the amount of EUR 6.6 million due to the delay in its VR1 (vanilloid receptor 1) antagonist collaboration with Pfizer.

Other operating income and expenses resulted primarily from the reimbursement of expenses incurred for the clinical programs with EVT 101 and EVT 103 by Roche. In addition, they mainly included the sublease of facilities and administrative support services to PerkinElmer Cellular Technologies.

Financial results

Despite the Q1 impairment charge of EUR 6.6 million and the EUR 4.7 million of restructuring expenses mentioned above, Evotec’s operating loss for the first nine months of 2009 decreased by 6% to EUR 32.9 million (2008: EUR 35.2 million). The year-to-date operating loss before these exceptional items improved by 38% to EUR 21.6 million (2008: EUR 35.1 million) and the operating loss for the third quarter by 54% to EUR 3.8 million (2008: EUR 8.3 million). This significant decrease in operating loss is a result of the Company’s strong top-line performance and its significant reductions in operating expenses following the implementation of “Evotec 2012 - Action Plan to Focus and Grow”.

Despite this reduction in operating loss, net loss increased to EUR 34.1 million (2008: EUR 29.0 million) due to a number of exceptional effects in both years. The prior year’s result included two positive effects: other income from financial assets (EUR 4.6 million) relating to the gain from Direvo convertible bonds in connection with the sale of Direvo Biotech to Bayer HealthCare as well as significantly higher interest income (2008: EUR 2.3 million; 2009: EUR 0.4 million). In 2009, the net loss was negatively impacted by two non-cash items: the valuation of the put option for auction rate securities (EUR 0.9 million) and a foreign exchange loss in

Evotec AG, Third Quarter Report 2009	page 7

the first quarter of 2009 in the amount of EUR 1.6 million as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd, which was previously recorded as a component of equity and reclassified into the Company’s Statement of Operations.

Loss per share for the first nine months of 2009 was EUR 0.32 (2008: EUR 0.32). Despite higher net loss the net loss per share was on last year’s level due to the additional shares issued in May 2008 to the former Renovis shareholders.

2. Financing and financial position

Cash flow and liquidity

Cash flow used in operating activities for the first nine months of 2009 improved over the same period in the previous year. However, it was still high at EUR (23.6) million, which is the result of the Company’s high cost base (R&D and SG&A) at the beginning of the year and various, exceptional employee severance payments.

“Adjustments to reconcile net loss to net cash used in operating activities” included in 2009 the impairment charge (EUR 6.6 million), amortization (EUR 0.3 million) and depreciation (EUR 3.0 million), the foreign exchange loss mainly as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd (EUR 1.6 million) and the valuation of the put option for auction rate securities (EUR 0.9 million).

Cash flow from investing activities was EUR 2.5 million, primarily from transactions involving investments in money market funds which resulted in a net cash increase of EUR 5.5 million. Capital expenditures amounted to EUR 1.6 million. The purchase of entities (EUR 1.9 million), intangible assets (EUR 0.1 million) and the cash acquired (EUR 0.2 million) were a consequence of the acquisitions of Indian RSIPL and the zebrafish business of Summit. Proceeds from the sale of property, plant and equipment (EUR 0.3 million) resulted mainly from the wind down of the US operations. Proceeds from the sale of financial assets (EUR 0.2 million) resulted from a purchase price adjustment related to the sale of Direvo convertible bonds.

Cash flow from financing activities was EUR (2.5) million and related mainly to the repayment of bank loans.

Liquidity, which includes cash and cash equivalents (EUR 31.1 million), short-term investments (EUR 24.1 million) and auction rate securities[1] (EUR 8.8 million), at the end of September 2009 amounted to EUR 64.0 million (December 31, 2008: EUR 92.4 million). During the first nine months of 2009 Evotec paid back bank loans in the amount of EUR 2.5 million.

[1] For further discussion of the auction rate securities please see Note 9 to the Unaudited Interim Condensed Consolidated Financial Statements.

Evotec AG, Third Quarter Report 2009	page 8

With strong revenue contributions, including a EUR 2.5 million milestone payment from Boehringer Ingelheim, Evotec expects to report a positive cash flow in the fourth quarter 2009. On this basis, Evotec remains confident to deliver on its liquidity guidance of above EUR 65 million at constant year-end 2008 currencies by the end of 2009.

3. Assets and liabilities

As of September 30, 2009, trade accounts receivables amounted to EUR

7.0 million. The increase is due to expenses incurred for the EVT 100 series, which will be reimbursed by Roche after quarter-end and below average trade accounts receivables at the end of 2008 resulting from sizeable customer payments prior to due date. Intangible assets amounted to EUR 40.8 million. These decreased in the first quarter of 2009 as a result of an impairment charge in the amount of EUR 6.6 million resulting from the delay in the development of the VR1 program at Pfizer. Deferred revenues amounted to EUR 6.7 million. These increased mainly due to the Roche upfront payment in the first quarter in the context of the research and development agreement for the EVT 100 compound family.

More details and all further material changes of assets and liabilities during the first nine months of 2009 are described in the Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

Evotec’s capital structure is unchanged compared to the end of 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.

Evotec’s equity ratio as of September 30, 2009 continued to be high at 78% (December 31, 2008: 82%).

4. Human resources

Employees

At the end of September 2009, 497 people were employed within the Evotec Group, an increase of 80 compared to the end of September 2008 (417 employees). The increase is due to the addition of 154 employees as a result of the acquisition of RSIPL in August and the addition of 16 employees through the acquisition of the zebrafish business in May.

This strategic build up of the Discovery Alliance Business was partially offset by strict cost containment measures announced on March 27 and May 5, 2009, in other areas of Evotec’s business which reduced headcount by approximately 90 positions. Evotec’s workforce is expected to continue to be approximately 500 by the end of 2009.

Stock-based compensation

In the first quarter of 2009, 400,000 options were granted to Dr Werner Lanthaler, Chief Executive Officer of Evotec. In the second quarter, 621,450 options were granted to Evotec employees. In the third quarter, no

Evotec AG, Third Quarter Report 2009	page 9

options were granted and no options were exercised during the first nine months of the year. As of September 30, 2009, the total number of options available for future exercise amounted to 4,370,093 (approximately 4% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date. In the first nine months of 2009 stock options in the amount of 165,321 held by former employees of the Company continue to be valid after termination of the relating employment. Those transactions were recognized as accelerated vesting.

In connection with the acquisition of Renovis, Evotec issued shares to a trust. These shares were meant to replace outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares, Evotec released 493,180 in the first nine months of 2009 from this trust, which, by the end of September, had approximately 1,860,736 remaining unreleased Evotec shares. In the first nine months of 2009 issued shares of this trust in the amount of 59,444 held by former employees and consultants of the Company continue to be valid after termination of the relating contracts. Those transactions were recognized as accelerated vesting.

Shareholdings of the Boards of Evotec AG

	Number of shares		Share options
Management Board
Dr Werner Lanthaler	383,964		400,000
Dr Klaus Maleck	0		150,000
Dr Mario Polywka	60,000		355,000
Supervisory Board
Dr Flemming Ornskov	4,489		0
Dr Hubert Birner	18,478		0
Dr Peter Fellner	11,508		0
Dr Corey Goodman	450,460	*	433,966	**
Mary Tanner	58,973		0
Dr Walter Wenninger	0		0

September 30, 2009

*       Common share equivalents to ADSs

**     Common share equivalents to ADS based equity awards

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of September 30, 2009.

B. Risks and Opportunities Report

The risks and opportunities mentioned in Evotec’s 2008 Annual Report remain substantially unchanged. Updates include that the delay of the VR1 program with Pfizer, which led to an impairment charge in the first quarter, and of the EVT 101 program with Roche as well as the failure of EVT 302

Evotec AG, Third Quarter Report 2009	page 10

in smoking cessation decreased or delayed Evotec’s chances of partnering and/or successfully introducing drug products to the market. Secondly, the Company has extended its expectations that its funds will be sufficient to finance its planned activities through to sustainability (instead of until the end of 2010).

C. Important events after the end of the third quarter 2009

Boehringer Ingelheim signed a new four-year extension of its discovery collaboration with Evotec on November 9, 2009. Jointly, both companies aim to identify novel therapeutics in innovative disease-focused programs with an initial focus on oncology targets.

In October, Evotec also extended another important collaboration with one of its strategic partners, initiating a new discovery program with Ono Pharmaceutical on an ion channel target.

D. Outlook

2009 financial guidance confirmed

The Company confirms all financial targets for the fiscal year 2009 published on March 27 and updated on August 7, 2009.

In the context of its second quarter report, Evotec increased its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million). Revenue assumptions are based on the current order book, expected new contracts and contract extensions. Evotec expects R&D expenses to significantly decrease from 2008 levels. The Company will focus its pipeline investments on its core value assets. SG&A expenses are expected to decrease due to cost reductions in all parts of the Group. Consequently, Evotec’s Group operating result before impairment for 2009 is expected to improve significantly over 2008. Based on the targets stated above and constant year-end 2008 currencies, the year-end 2009 liquidity position is expected to exceed EUR 65 million, a strong basis to comfortably develop the Company to sustainability.

Note: The 2008 and 2009 results are not fully comparable. The major difference results from the acquisitions of Renovis, Inc. on May 2, 2008 and Research Support International Private Limited on August 31, 2009 respectively.

Consequently, in 2009 the operating results of Renovis are included in the accompanying consolidated interim statements of operation for the first nine months from the period January 1, 2009 through September 30, 2009 while contribution from Renovis in the prior year are only included for five months, May through September 2008.

In addition, the operating results of RSIPL from the period September 1, 2009 through September 30, 2009 are included in the accompanying consolidated interim statements of operation for the nine months ended

Evotec AG, Third Quarter Report 2009	page 11

September 30, 2009 and the assets and liabilities of RSIPL at September 30, 2009 are included in the accompanying consolidated interim balance sheet.

Evotec AG, Third Quarter Report 2009	page 12

II. Consolidated Interim Financial Statements

Condensed consolidated interim statements of operations Evotec AG and Subsidiaries

Euro in thousands except share and per share data
	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008

Revenue	29,135	25,173	10,396	10,658
Costs of revenue	17,985	15,596	6,301	4,732

Gross profit	11,150	9,577	4,095	5,926

Operating costs and expenses:
– Research and development expenses	19,501	31,446	3,208	9,499
– Selling, general and administrative expenses	13,136	12,830	4,123	4,765
– Amortization of intangible assets	294	476	113	79
– Restructuring expenses	4,654	132	518	2
– Impairment of intangible assets	6,630	—	—	—
– Other operating income	(3,485)	(1,868)	(2,757)	(791)
– Other operating expenses	3,352	1,751	2,705	677

Total operating costs and expenses	44,082	44,767	7,910	14,231

Operating loss	(32,932)	(35,190)	(3,815)	(8,305)

Other non-operating income (expense):
– Interest income	435	2,294	73	754
– Interest expense	(347)	(614)	(93)	(128)
– Gain (loss) from equity investments	540	(187)	571	(73)
– Other expenses from financial assets	(892)	—	(107)	—
– Other income from financial assets	167	5,080	—	4,607
– Foreign currency exchange gain (loss), net	(938)	834	(107)	391
– Other non-operating expense	—	(6)	—	—
– Other non-operating income	79	49	20	19

Total non-operating income (loss)	(956)	7,450	357	5,570

Loss before taxes	(33,888)	(27,740)	(3,458)	(2,735)

– Current tax income (expense)	(129)	(482)	29	(139)
– Deferred tax benefit (expense)	(54)	(736)	(226)	(232)

Net loss	(34,071)	(28,958)	(3,655)	(3,106)

Weighted average shares outstanding	106,775,495	91,118,012	106,935,167	105,818,799
Net loss per share (basic and diluted)	(0.32)	(0.32)	(0.03)	(0.03)

Evotec AG, Third Quarter Report 2009	page 13

Consolidated interim statements of comprehensive loss Evotec AG and Subsidiaries

Euro in thousands
	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
Net loss	(34,071)	(28,958)	(3,655)	(3,106)

Other comprehensive income (loss)
Foreign currency translation	3,178	(2,405)	(3,444)	4,544
Revaluation of available-for-sale securities	867	(325)	80	(325)
Other comprehensive income (loss) for the period	4,045	(2,730)	(3,364)	4,219

Total comprehensive income (loss) for the period	(30,026)	(31,688)	(7,019)	1,113

Evotec AG, Third Quarter Report 2009	page 14

Condensed consolidated interim balance sheets Evotec AG and Subsidiaries

Euro in thousands except share data	September 30, 2009	December 31, 2008
Assets
Current assets
– Cash and cash equivalents	31,065	55,064
– Investments	24,079	29,034
– Trade accounts receivables	6,982	2,531
– Inventories	2,256	2,139
– Current tax receivables	501	1,373
– Other current financial assets	706	951
– Prepaid expenses and other current assets	2,717	1,986

Total current assets	68,306	93,078
Non-current assets
– Long-term investments	10	10
– Long-term investments accounted for using the equity method	—	417
– Property, plant and equipment	19,009	18,468
– Intangible assets, excluding goodwill	40,756	47,167
– Goodwill	16,008	13,288
– Auction rate securities	8,832	8,303
– Other non-current financial assets	1,754	2,169

Total non-current assets	86,369	89,822

Total assets	154,675	182,900

Liabilities and stockholders’ equity
Current liabilities
– Current maturities of long-term loans	1,633	2,579
– Current portion of finance lease obligations	269	356
– Trade accounts payable	6,549	6,371
– Accounts payable to related parties	820	820
– Advanced payments received	218	275
– Provisions	5,709	6,859
– Deferred revenues	6,742	1,238
– Current tax payables	90	1,719
– Other current financial liabilities	568	609
– Other current liabilities	262	1,000

Total current liabilities	22,860	21,826
Non-current liabilities
– Long-term loans	7,428	8,047
– Long-term finance lease obligations	155	346
– Deferred tax liabilities	1,665	1,463

Evotec AG, Third Quarter Report 2009	page 15

– Deferred revenues	407	580
– Provisions	783	779

Total non-current liabilities	10,438	11,215
Stockholders’ equity
– Share capital	108,839	108,839
– Additional paid-in capital	647,971	647,163
– Reserve	(28,717)	(32,762)
– Accumulated deficit	(607,452)	(573,381)
– Equity attributable to shareholders of Evotec AG	120,641	149,859
– Minority interests	736	—

Total stockholders’ equity	121,377	149,859
Total liabilities and stockholders’ equity	154,675	182,900

Evotec AG, Third Quarter Report 2009	page 16

Condensed consolidated interim statements of cash flows Evotec AG and Subsidiaries

Euro in thousands	Nine months ended September 30,
	2009	2008
Cash flows from operating activities:
– Net loss	(34,071)	(28,958)
– Adjustments to reconcile net loss to net cash used in operating activities	13,570	439
– Change in assets and liabilities	(3,126)	(4,131)

Net cash used in operating activities	(23,627)	(32,650)

Cash flows from investing activities:
– Acquisition costs	—	(2,191)
– Purchase of current investments	(14,431)	(21,614)
– Purchase of entities	(1,892)	(66)
– Purchase of property, plant and equipment	(1,564)	(2,499)
– Purchase of intangible assets	(126)	—
– Cash acquired in connection with acquisitions	157	10,706
– Proceeds from sale of property, plant and equipment	317	—
– Proceeds from sale of discontinued operations	—	1,980
– Proceeds from sale of financial assets	167	—
– Proceeds from sale of current investments	19,914	48,934

Net cash provided by investing activities	2,542	35,250

Cash flows from financing activities:
– Transaction costs	—	(2,581)
– Proceeds from increase of loans	5	—
– Purchase of own stock	(44)	—
– Repayment of loans	(2,449)	(1,320)

Net cash used in financing activities	(2,488)	(3,901)

Net increase (decrease) in cash and cash equivalents	(23,573)	(1,301)
– Exchange rate difference	(426)	(1,173)
– Cash and cash equivalents at beginning of year	55,064	37,991

Cash and cash equivalents at end of the period	31,065	35,517

Evotec AG, Third Quarter Report 2009	page 17

Consolidated interim statements of changes in stockholders’ equity

Evotec AG and Subsidiaries

Euro in thousands except share data

	Share capital				Reserve
	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interest	Total Stockholders’ equity
Balance at January 1, 2008	73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553	—	170,553
Capital increase	34,970,268	34,971	17,804	—	—	—	—	52,775	—	52,775
Stock option plan	—	—	909	—	—	—	—	909	—	909
Transfer of treasury shares	—	—	—	99	—	—	—	99	—	99

Total comprehensive income (loss)	—	—	—	—	(2,405)	(325)	(28,958)	(31,688)	—	(31,688)

Balance at September 30, 2008	108,838,715	108,839	646,389	—	(45,232)	6,704	(524,052)	192,648	—	192,648
Balance at January 1, 2009	108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859	—	149,859
Capital increase	—	—	—	—	—	—	—	—	—	—
Stock option plan	—	—	808	—	—	—	—	808	—	808
Purchase of treasury shares	—	—	—	(44)	—	—	—	(44)	—	(44)
Transfer of treasury shares	—	—	—	44	—	—	—	44	—	44
Minority interests	—	—	—	—	—	—	—	—	736	736

Total comprehensive income (loss)	—	—	—	—	3,178	867	(34,071)	(30,026)	—	(30,026)

Balance at September 30, 2009	108,838,715	108,839	647,971	—	(35,657)	6,940	(607,452)	120,641	736	121,377

Evotec AG, Third Quarter Report 2009	page 18

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation

The basis of consolidation changed. Evotec acquired 70% of the shares of Research Support International Private Limited, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL) as of August 31, 2009 and from this date onwards RSIPL as well as Evotec-RSIL were fully consolidated. Evotec used to account for Evotec-RSIL Limited under the equity method of accounting until August 31, 2009. Effective April 30, 2009, Evotec acquired 100% of the shares of Summit Asia Pte Limited, Singapore, which was fully consolidated from this day onwards. As of May 2, 2008, Evotec acquired 100% of the shares in Renovis, Inc. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements for 2008 and 2009 are not fully comparable.

3. Basis of estimation

In the consolidated interim financial statements for the nine months ended September 30, 2009, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

4. Acquisitions

The Company acquired 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL). RSIPL is a company providing drug discovery and development services. The acquisition was effective as of August 31, 2009. The purchase price of T€ 2,373 in cash includes a potential earn-out which was calculated based on estimated future revenues.

Evotec AG, Third Quarter Report 2009	page 19

The Company decided to early adopt the revised version of IFRS 3 “Business Combinations” and the amended version of IAS 27. At August 31, 2009 the Company recognized a gain of T€ 559 to adjust its carrying amount of the investment in Evotec-RSIL which used to be accounted for under the equity method to its fair value according to the revised version of IFRS 3. The fair values of the assets and liabilities acquired from RSIPL were estimated based on the recognized amounts as of the date of the acquisition. Fair value adjustments have been recorded for customer list in the amount of T€ 103 which have been estimated based on discounted cash flow modeling. The resulting goodwill amounts to T€ 1,925. According to IFRS 3 the initial accounting for the acquisition of RSIPL is provisional with regard to purchase price allocation as well as the fair values determined to identify the purchase price of the combination and therefore may be subject to changes.

The net loss of Evotec for the nine months ended September 2009 included a net loss of T€ 81 from RSIPL and Evotec-RSIL.

	August 31, 2009 carrying amount T€	August 31, 2009 fair value T€
Cash and cash equivalents	137	137
Trade accounts receivable	279	279
Inventories	68	68
Other current assets	453	453
Property, plant and equipment	2,502	2,502
Customer list	—	103
Loans	504	504
Provisions	66	66
Current liabilities	781	781
Deferred tax liabilities	34	51

Net assets acquired	2,054	2,140
Minority interests	—	(736)
At equity investment Evotec-RSIL	—	(956)
Goodwill	—	1,925

Cost of acquisition	—	2,373
Less cash and cash equivalents acquired	—	(137)
Less cash paid	—	(2,373)

Cash inflow (-) from acquisition	—	(137)

Evotec AG, Third Quarter Report 2009	page 20

The following unaudited pro forma information is based on the assumption that the investment in RSIPL occurred as of January 1, 2008:

	2009 T€	2008 T€
Pro-forma revenues	30,536	26,768
Pro-forma net loss	(34,107)	(28,787)
Pro-forma basic and diluted loss per share	(0.32)	(0.32)

Evotec acquired in a share-for-share transaction 100% of the shares in Renovis, Inc., South San Francisco, US, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008.

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of January 1, 2008:

2008 T€
Pro-forma revenues	25,965
Pro-forma net loss	(41,921)
Pro-forma basic and diluted loss per share	(0.46)

5. Trade accounts receivables

Trade accounts receivables as of September 30, 2009 included an amount of T€ 2,009 with regard to the reimbursement of expenses incurred for the clinical programs EVT 101 and EVT 103 by Roche.

6. Long-term investments

As of September 30, 2009 the Company’s carrying amount of the investment in Evotec RSIL Ltd amounted to T€ 0 due to the acquisition of RSIPL and the resulting full consolidation of Evotec RSIL Ltd from August 31, 2009 onwards. At August 31, 2009 the Company recognized a gain of T€ 559 to adjust its carrying amount of the investment to its fair value according to the IFRS 3 regulations. The share of the net loss of Evotec-RSIL amounted to T€ 19 until August 31, 2009.

7. Property, plant and equipment

The main additions in the first nine months of 2009 relate to upgrades of Evotec’s screening facility and analytical equipment as well as assets acquired for zebrafish screening from Summit Corporation plc., Abingdon, UK with an effective date of the close of business on April 30, 2009, amounting to T€ 223.

8. Intangible assets, excluding goodwill

The Company’s collaborative partner on the VR1 program, Pfizer, stopped development of the clinical Phase I candidate in the first quarter of 2009.

Evotec AG, Third Quarter Report 2009	page 21

Due to this event, the Company performed an impairment test on VR1, an intangible asset acquired in the business combination with Renovis. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 19 years to determine a value for the cash generating project. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.3%. As a result of this test the Company concluded that an impairment in the amount of T€ 6,630 is deemed necessary. The carrying amount of all developed technologies from the acquisition of Renovis at September 30, 2009 and December 31, 2008 amounted to T€ 11,080 and T€ 17,596, respectively.

9. Auction rate securities

The auction rate securities acquired in the Renovis acquisition are classified as available-for-sale which are measured at fair value with unrealized gains and losses reported as a component of “Reserve” in stockholders’ equity.

Due to the illiquidity of the ARSs, the Company utilized a discounted cash flow (“DCF”) model to derive an estimate of fair value of these securities at September 30, 2009. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a result, the Company recorded an unrealized gain of T€ 867 in the first nine months of 2009. The current valuation represents a discount of approximately 9% on the par value of the auction rate securities.

10. Other non-current financial assets

Other non-current financial assets as of September 30, 2009 consist primarily of Put Options related to the ARSs in the amount of T€ 859 (December 31, 2008: T€ 1,726). In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the statement of operations at each period end. The Company, using a DCF model to measure the Put Option, recorded expenses of T€ 878 and T€ 0 in the first nine months of 2009 and 2008, respectively.

11. Provisions

The provisions as of September 30, 2009 included an amount of T€ 748 for the estimated earn-out liability related to the RSIPL acquisition.

12. Deferred revenues

The deferred revenues as of September 30, 2009 included an amount of T€ 4,931 with regard to the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds. The revenue recognition of this upfront payment will be spread over the expected duration of the Phase II study with EVT 101.

Evotec AG, Third Quarter Report 2009	page 22

13. Current tax payables

As of September 30, 2009 the Company recorded current income tax liabilities in the amount of T€ 43 (December 31, 2008: T€ 1,719).

14. Restructuring expenses

The Company announced in the first quarter 2009 that it will restructure to focus on core value programs and significantly reduce its operating costs. In the second quarter of 2009 the Company announced that it will re-engineer its drug discovery and development operations to more efficiently leverage its research and development infrastructure. Following the setback in the progress of Evotec’s clinical pipeline in the second quarter of 2009, headcount was additionally reduced by approximately 50% in the clinical development group.

Due to those decisions, the Company recognised restructuring expenses in the amount of T€ 4,654 mainly from severance payments and related personnel expenses as well as expenses related to the disposal and write off of property, plant and equipment.

15. Foreign currency exchange loss

In accordance with IAS 21 the Company recognized a foreign exchange loss of T€ 1,674 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in the first three months of 2009. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s statement of operations in 2009.

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our ability to achieve a cash flow positive fourth quarter in 2009 and to deliver on our liquidity guidance, our expectation that our funds will be sufficient to finance our planned activities through to sustainability, our expectation that our reentry into the German technology index TecDAX will increase liquidity for our shareholders and that our voluntary delisting from NASDAQ and de-registration with the SEC will streamline our activities and focus the liquidity of Evotec’s stock on one trading platform, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures and may not recognize the results of such measures within the expected timeframe; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the

Evotec AG, Third Quarter Report 2009	page 23

anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; the risk that we will not achieve the anticipated benefits of our voluntary delisting from NASDAQ and de-registration with the SEC; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Evotec AG: Financial Reporting Dates 2010

Please note our financial reporting dates 2010 as follows:

Annual report 2009:	March 25, 2010
1st quarter report 2010:	May 12, 2010
Annual general meeting:	June 10, 2010
Half year report 2010:	August 12, 2010
3rd quarter report 2010:	November 11, 2010

Evotec AG, Third Quarter Report 2009	page 24